Maze Therapeutics, Inc.

171 Oyster Point Blvd., Suite 300

South San Francisco, California 94080

January 28, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Jimmy McNamara Suzanne Hayes Sasha Parikh Kevin Vaughn

Re:

Maze Therapeutics, Inc.

Registration Statement on Form S-1, as amended (File No. 333-284164) and corresponding Registration Statement on Form 8-A (File No. 001-42490)

Request for Acceleration of Effective Date

Requested Date: January 30, 2025

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Maze Therapeutics, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Amanda Rose, Ryan Mitteness or Chelsea Anderson, each of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Ms. Rose at (206) 389-4553, or in her absence, Mr. Mitteness at (206) 389-4533 or Ms. Anderson at (206) 389-4516.

Sincerely,

MAZE THERAPEUTICS, INC.

By:	/s/ Courtney Phillips
Courtney Phillips General Counsel and Corporate Secretary

cc:

Jason Coloma, Ph.D., Chief Executive Officer

Maze Therapeutics, Inc.

Effie Toshav, Esq.

Amanda Rose, Esq.

Ryan Mitteness, Esq.

Chelsea Anderson, Esq.

Fenwick & West LLP

Alan F. Denenberg, Esq.

Emily Roberts, Esq.

Elsie Cheang, Esq.

Davis Polk & Wardwell LLP